モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP
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NEW YORK
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04012649

February 5, 2004

Writer's Direct Dial Number
+81 3-3214-6557

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

SUPPL

1:30 SEC MAIL PROCESSING RECEIVED FEB 05 2004 WASH. D.C. 183 SECTION

Attention: Mr. Paul Dudek

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The following document was originally prepared in Japanese, and, pursuant to Rule 12g3-2(b)(4), we are enclosing an English translation thereof.

Digest of Consolidated Results for the First Three Quarters of the Fiscal Year Ending March 31, 2004 (the "Digest"). The Company filed the Digest with the Tokyo Stock Exchange on January 29, 2004, pursuant to Article 2 of the Tokyo Stock Exchange Regulations on Disclosure for Companies with Listed

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

dlw 2/19

Securities, and has made it publicly available beginning on the same day on its web site.

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (81) 3-3214-6557, fax: (81) 3-3214-6512).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me using the self-addressed envelope enclosed herewith.

Very truly yours,

Jason Tomita

Enclosures
cc: Mr. Akatsu
D. Perkins
M. Uchida

Fujitsu Support and Service Inc. ("Fsas")

Digest of Consolidated Results for the First Three Quarters of the Fiscal Year Ending March 31, 2004

Dated: January 29, 2003

This document contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about Fujitsu Support and Service Inc. (the "Company"), our subsidiaries, our industry, and other relevant factors. Forward-looking statements are contained in the sections entitled "Business Forecast", "Financial Highlights", "Supplementary Information" and elsewhere in this document.

Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statement contained in this document. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

- the rate of acceptance of our products and services;
- decreases in purchases of our products by government customers;
- our ability to continue to successfully introduce new products and services to the market;
- the level of competition in the markets in which we conduct our business;
- changing market demands in the information technology services industry;
- our ability to successfully implement our business strategies;
- our customers' response to new services we offer; and
- continuing deferrals and suspensions of purchases by our customers due to lower levels of IT investment, poor operating results, insolvency or bankruptcy or weakness in the Japanese economy generally.

You should understand that it is not possible to predict or identify all factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in this document. Consequently, you should not consider the foregoing list to be a complete set of all such factors.

We undertake no obligation to update any forward-looking statement contained in this document whether as a result of new information, future events or otherwise.

As used herein, (i) "Fsas Group" refers collectively to the Company and its consolidated subsidiaries, and (ii) the words "we", "our", and "us" refer to the Fsas Group.

January 29, 2004

Digest of Consolidated Results for the First Three Quarters of the Fiscal Year Ending March 31, 2004

(Unaudited)

Name of Listed Company:	Fsas (Fujitsu Support and Service Inc.) (URL: http://www.fsas.fujitsu.com/)
Code Number:	4706
Listed Exchange (Section):	Tokyo Stock Exchange First Section
Representative:	Tatsuhiko Ohtaki, President and CEO
For Inquiries Please Contact:	Kazuyuki Nishikawa, Member of the Board and General Manager of Corporate Planning Office Tel: (03) 5471-4700

1. Presentation Basis for Quarterly Results

1) Differences of Accounting Policies Between Last Fiscal Year Basis and Quarterly Basis: None

2) Change in Scope of Consolidated Subsidiaries and Affiliates under Equity Method: Yes

a) One subsidiary added in consolidation in the third quarter of the fiscal year ending March 31, 2004

b) No change in scope of affiliates under equity method.

2. Results for the First Three Quarters of Fiscal Year 2003

(For the period from April 1, 2003 through December 31, 2003)

(1) Results of Operations

(Millions of yen and thousands of US dollars)	Nine months ended December 31, 2002	Nine months ended December 31, **2003**	Change	Nine months ended December 31, ***2003***	Year ended March 31, 2003
Net sales	¥ 144,476	¥ **150,540**	4.2 %	*$ 1,405,209*	¥ 220,696
Operating income	4,735	**2,742**	(42.1)	*25,595*	11,539
Income before income taxes and minority interests	3,237	**782**	(75.8)	*7,300*	9,229
Net income	1,682	**325**	(80.7)	*3,034*	5,021

(2) Per Share Data

(Yen and US dollars)	Nine months ended December 31, 2002	Nine months ended December 31, **2003**	Change	Nine months ended December 31, ***2003***	Year ended March 31, 2003
Earnings per share	¥ 29.51	¥ **5.71**	(80.7) %	*$ 0.05*	¥ 86.37
Shareholders' equity per share at end	833.42	**885.94**	6.3	*8.27*	890.06

(3) Financial Position

(Millions of yen and thousands of US dollars)	At December 31, 2002	At March 31, 2003	At December 31, 2003	At December 31, 2003
Total assets	¥ 93,596	¥ 117,602	¥ **100,858**	$ *941,454*
Total shareholders' equity	47,522	50,848	**50,516**	*471,539*
		(%)		
Shareholders' equity ratio	50.8	43.2	**50.1**	

(4) Results of Cash Flows

(Millions of yen and thousands of US dollars)	Nine months ended December 31, 2002	Nine months ended December 31, 2003	Nine months ended December 31, 2003	Year ended March 31, 2003
Net cash (used in) provided by operating activities	¥ (4,155)	¥ **(2,742)**	$ *(25,595)*	¥ 7,337
Net cash used in investing activities	(1,079)	**(974)**	*(9,092)*	(1,823)
Net cash used in financing activities	(818)	**(534)**	*(4,985)*	(878)
Cash and cash equivalents at each end	¥ 18,634	¥ **25,072**	$ *234,033*	¥ 29,322

(5) Business Forecast

(Millions of yen and thousands of US dollars)	Year ending March 31, 2004	Year ending March 31, 2004
Net sales	¥ **232,000**	$ ***2,165,593***
Net income	**4,400**	***41,072***

Forecasted earnings per share for the year ending March 31, 2004: ¥ 77.17 (US$ 0.72)

(6) Digest of Nonconsolidated Results and Forecast

(a) Results of operations

(Millions of yen and thousands of US dollars)	Nine months ended December 31, 2003			
		2003		*2003*
Net sales	¥	140,320	$	*1,309,811*
Operating income		1,792		*16,727*
Income before income taxes		159		*1,484*
Net income		88		*821*

(b) Financial position

(Millions of yen and thousands of US dollars)	At December 31,			
		2003		*2003*
Total assets	¥	95,002	$	*886,792*
Total shareholders' equity		47,323		*441,734*

(c) Business forecast

(Millions of yen and thousands of US dollars)	Year ending March 31,			
		2004		*2004*
Net sales	¥	219,000	$	*2,044,245*
Net income		4,100		*38,271*

(Yen and US dollars)	Year ending March 31,			
		2004		*2004*
Cash dividends per share	¥	10.00	$	*0.09*
(First half of fiscal year)		5.00		*0.05*
(Second half of fiscal year)		5.00		*0.05*

Forecasted earnings per share for the year ending March 31, 2004: ¥ 71.91 (US$ 0.67)

Notes:

1. Fractions are rounded to the closest one million yen.
2. The U.S. dollar amounts included herein represent translations using the approximate exchange rate on December 31, 2003 of ¥107.13 = US$1.00, solely for the readers' convenience.

3. Management Results (Consolidated)

During the first three quarters of fiscal year 2003 (the nine months ended December 31, 2003), corporate earnings recovered mainly due to the good results of exports in the manufacturing industry and capital spending increases in the private sector. Despite such results, business conditions remained severe in Japan, as evidenced by the severe employment environment and ongoing deflation. Under such an economic environment, competition increased further in the Information Technology service industry.

In Information Technology Services, sales of our e-Japan business, focusing mainly on governmental customers, were firm; however, sales of our enterprise services showed little increase, and were affected by the sluggish economy. As a result of strengthening our Operations Solution, which offers solutions to reduce customers' burden in system operations, our systems operation business experienced sales growth. Sales were strong for computer systems, thanks to demand for replacement of personal computers and servers, but the sales of system installation services declined because of the decrease of large contracts, mainly from banks. As a result of these efforts, there was a deterioration in profits for Information Technology Services.

In Technical Support Services, with the aim of increasing customer satisfaction, we continued to enhance the quality of Technical Support Services by augmenting our software support capabilities. However, factors such as the trend towards open systems led to lower sales and a deterioration in profits.

As a result of these developments, consolidated sales orders totaled ¥177,259 million (*$1,654,616 thousand*), up 12.7% from the same period of the previous fiscal year, and consolidated net sales came to ¥150,540 million (*$1,405,209 thousand*), up 4.2% from the same period in the previous fiscal year. As for profit and loss, despite efforts to reduce costs, increased competition resulted in operating income of ¥2,742 million (*$25,595 thousand*), down 42.1% from the same period in the previous fiscal year, and net income of ¥325 million (*$3,034 thousand*), down 80.7% from the same period in the previous fiscal year.

4. Financial Position (Consolidated)

For the first three quarters of the fiscal year ending March 31, 2004, a decrease in current assets, including items such as a reduction in accounts receivable, cut down total assets by ¥ 16,744 million *($ 156,296 thousand)*. The ratio of shareholders' equity to total assets climbed up by 6.9 percentage points since shareholders' equity remained almost the same for the period.

Cash Flows

Total net cash outflows for the nine months ended December 31, 2003, including both cash and cash equivalents, were ¥ 4,250 million *($ 39,673 thousand)*.

For the nine months ended December 31, 2003, net cash outflows from operating activities were ¥ 2,742 million *($ 25,595 thousand).* Despite progress in cash collection from accounts receivable, the net cash outflows from operating activities were mainly owing to a decrease in accounts payable and an increase in inventories caused by favorably received sales orders.

Net cash outflows from investing activities were ¥ 974 million *($ 9,092 thousand).* This was due primarily to constant capital expenditure on information infrastructure to enhance our operational efficiency. Certain rent deposits were returned in concert with facility cost reduction.

Cash outflows from financing activities were ¥ 534 million *($ 4,986 thousand).* This was largely due to cash dividends paid.

5. Business Forecast

For the coming quarter, it is expected that very difficult business conditions will remain due to the strong yen and ongoing deflation. With regards to net sales, it is expected that growing sales orders will lead us to reach our projections. With regards to profit and loss, we strived to continue to further cost reductions; nevertheless, it is expected that profit will deteriorate because of increasing competition, and we revised our business forecast as further indicated herein.

Characteristics of Quarterly Performance

Because of the way in which we tend to conclude deals with our customers, the sales and income of the Fsas Group tends to concentrate in the second and fourth quarters, especially the fourth quarter.

6. Consolidated Financial Statements (3 Quarters)

(1) Consolidated Statements of Income

(Millions of yen and thousands of U.S. dollars)	Nine months ended December 31, 2002	2003	2003
Net sales	¥ 144,476	¥ **150,540**	$ *1,405,209*
Operating costs and expenses:			
Cost of sales	113,119	**120,749**	*1,127,126*
Selling, general and administrative expenses	26,622	**27,049**	*252,488*
	139,741	**147,798**	*1,379,614*
Operating income	4,735	**2,742**	*25,595*
Other income (expenses):			
Other income	124	**87**	*812*
Other expenses	1,622	**2,047**	*19,107*
	(1,498)	**(1,960)**	*(18,295)*
Income before income taxes and minority interests	3,237	**782**	*7,300*
Income taxes	1,550	**455**	*4,247*
Minority interests	5	**2**	*19*
Net income	¥ 1,682	¥ **325**	$ *3,034*

(2) Consolidated Balance Sheets

(Millions of yen and thousands of US dollars)	At December 31, 2002	At March 31, 2003	At December 31, 2003	2003
Assets				
Current assets:				
Cash and cash equivalents	¥ 18,634	¥ 29,322	¥ **25,072**	$ *234,033*
Time deposits	6	6	**2**	*19*
Notes and accounts receivable	47,082	63,216	**40,320**	*376,365*
Inventories	11,139	9,047	**18,131**	*169,243*
Other current assets	2,923	2,098	**3,505**	*32,717*
Total current assets	79,784	103,689	**87,030**	*812,377*
Noncurrent assets:				
Property, plant and equipment, net	3,466	3,418	**3,346**	*31,233*
Intangible assets	2,726	3,004	**3,003**	*28,031*
Investment and other assets	7,620	7,491	**7,479**	*69,813*
Total noncurrent assets	13,812	13,913	**13,828**	*129,077*
Total assets	¥ 93,596	¥ 117,602	¥ **100,858**	$ *941,454*
Liabilities, minority interests and shareholders' equity				
Current liabilities:				
Notes and accounts payable	¥ 33,272	¥ 49,508	¥ **36,974**	$ *345,132*
Accrued expenses	3,864	5,772	**3,859**	*36,022*
Other current liabilities	2,713	5,015	**2,452**	*22,888*
Total current liabilities	39,849	60,295	**43,285**	*404,042*
Noncurrent liabilities:				
Accrued pension and severance costs	5,973	6,206	**6,796**	*63,437*
Other noncurrent liabilities	233	235	**240**	*2,240*
Total noncurrent liabilities	6,206	6,441	**7,036**	*65,677*
Minority interests	19	18	**21**	*196*
Shareholders' equity:				
Common stock	9,402	9,402	**9,402**	*87,763*
Capital surplus	11,345	11,345	**11,345**	*105,899*
Retained earnings	26,760	30,099	**29,757**	*277,765*
Unrealized gain on investment securities, net of tax	16	3	**13**	*121*
Less: Treasury stock	(1)	(1)	**(1)**	*(9)*
Total shareholders' equity	47,522	50,848	**50,516**	*471,539*
Total liabilities, minority interests and shareholders' equity	¥ 93,596	¥ 117,602	¥ **100,858**	$ *941,454*

(3) Consolidated Statements of Cash Flows

(Millions of yen and thousands of US dollars)	Nine months ended December 31, 2002	2003	*2003*
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 3,237	¥ **782**	*$ 7,300*
Adjustments to reconcile income before income taxes and minority interests to net cash used in operating activities:			
Depreciation and amortization	1,251	**1,155**	**10,781**
Accrued pension and severance costs	(749)	**677**	**6,319**
Changes in operating assets and liabilities:			
Notes and accounts receivable, net of allowance	19,759	**22,808**	**212,900**
Inventories	(5,205)	**(9,114)**	**(85,074)**
Notes and Accounts payable	(15,230)	**(12,358)**	**(115,355)**
Other operating assets and liabilities, net	(3,300)	**(2,761)**	**(25,773)**
Interest and dividends received	24	**20**	**187**
Income taxes paid	(3,979)	**(3,947)**	**(36,843)**
Other adjustments, net	37	**(4)**	**(37)**
Net cash used in operating activities	(4,155)	**(2,742)**	**(25,595)**
Cash flows from investing activities:			
Acquisition of property, plant and equipment	(788)	**(476)**	**(4,443)**
Increase in intangible assets	(929)	**(898)**	**(8,382)**
Payments for lease deposits	(50)	**(80)**	**(747)**
Refunds of lease deposits	264	**689**	**6,431**
Other	424	**(209)**	**(1,951)**
Net cash used in investing activities	(1,079)	**(974)**	**(9,092)**
Cash flows from financing activities:			
Cash dividends paid	(790)	**(534)**	**(4,985)**
Other	(28)	**(0)**	**(0)**
Net cash used in financing activities	(818)	**(534)**	**(4,985)**
Net decrease in cash and cash equivalents	(6,052)	**(4,250)**	**(39,672)**
Cash and cash equivalents at beginning	24,686	**29,322**	**273,705**
Cash and cash equivalents at end	¥ 18,634	¥ **25,072**	*$ 234,033*

(4) Segment Information

The business segment information for the Company and its consolidated subsidiaries for the nine months ended December 31, 2002 and 2003 is outlined as follows:

Nine months ended December 31, 2003	Information Technology Services	Technical Support Services	Total	Eliminations	Consolidated
					Millions of yen
Sales to external customers	¥ **112,114**	¥ **38,426**	¥ **150,540**	¥ **-**	¥ **150,540**
Intersegment sales and transfers	**427**	**813**	**1,240**	**(1,240)**	**-**
Total sales	**112,541**	**39,239**	**151,780**	**(1,240)**	**150,540**

Nine months ended December 31, 2002	Information Technology Services	Technical Support Services	Total	Eliminations	Consolidated
					Millions of yen
Sales to external customers	¥ 103,751	¥ 40,725	¥ 144,476	¥ -	¥ 144,476
Intersegment sales and transfers	489	537	1,026	(1,026)	-
Total sales	104,240	41,262	145,502	(1,026)	144,476

Nine months ended December 31, 2003	*Information Technology Services*	*Technical Support Services*	*Total*	*Eliminations*	*Consolidated*
					Thousands of US dollars
Sales to external customers	*$ 1,046,523*	*$ 358,686*	*$ 1,405,209*	*$ -*	*$ 1,405,209*
Intersegment sales and transfers	*3,986*	*7,589*	*11,575*	*(11,575)*	*-*
Total sales	*1,050,509*	*366,275*	*1,416,784*	*(11,575)*	*1,405,209*

Basis of Segmentation:

(1) Business segments are divided into categories based on the structure adopted for internal management purposes.

(2) Major services in each business segment:

Information Technology Services: Systems planning, systems implementation, systems operation, sales of systems equipment and related goods, sales of products developed internally, provision of human resources including temporary workers, and software development.

Technical Support Services: Installation and maintenance of hardware, maintenance of software equipment, etc., and maintenance services for related software.

7. Consolidated Financial Statements (3rd Quarter)

(1) Statement of Income

(Millions of yen and thousands of US dollars)	Three months ended December 31, 2002	2003	2003
Net sales	¥ 45,336	¥ **46,805**	$ ***436,899***
Operating costs and expenses:			
Cost of sales	36,306	**38,470**	***359,096***
Selling, general and administrative expenses	8,941	**9,299**	***86,801***
	45,247	**47,769**	***445,897***
Operating income	89	**(964)**	***(8,998)***
Other income (expenses):			
Other income	38	**30**	***280***
Other expenses	486	**648**	***6,049***
	(448)	**(618)**	***(5,769)***
Income before income taxes and minority interests	(359)	**(1,582)**	***(14,767)***
Income taxes	(71)	**(504)**	***(4,704)***
Minority interests	0	**0**	***0***
Net income	¥ (288)	¥ **(1,078)**	$ ***(10,063)***

(2) Statement of Cash Flows

(Millions of yen and thousands of US dollars)	Three months ended December 31, 2002	2003	2003
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ (359)	¥ **(1,582)**	$ *(14,767)*
Adjustments to reconcile income before income taxes and minority interests to net cash used in operating activities:			
Depreciation and amortization	386	**392**	**3,659**
Accrued pension and severance costs	(193)	**524**	**4,891**
Changes in operating assets and liabilities:			
Notes and accounts receivable, net of allowance	4,023	**7,634**	**71,259**
Inventories	(2,793)	**(3,296)**	**(30,766)**
Notes and Accounts payable	(4,878)	**(5,484)**	**(51,190)**
Other operating assets and liabilities, net	(2,617)	**(2,318)**	**(21,637)**
Interest and dividends received	8	**5**	**47**
Income taxes paid	(1,838)	**(1,592)**	**(14,861)**
Other adjustments, net	7	**70**	**653**
Net cash used in operating activities	(8,254)	**(5,647)**	**(52,712)**
Cash flows from investing activities:			
Acquisition of property, plant and equipment	(217)	**(176)**	**(1,643)**
Increase in intangible assets	(400)	**(305)**	**(2,847)**
Payments for lease deposits	(5)	**(40)**	**(374)**
Refunds of lease deposits	67	**245**	**2,287**
Other	440	**(147)**	**(1,372)**
Net cash used in investing activities	(115)	**(423)**	**(3,949)**
Cash flows from financing activities:			
Cash dividends paid	(224)	**(249)**	**(2,324)**
Other	-	**(0)**	**(0)**
Net cash used in financing activities	(224)	**(249)**	**(2,324)**
Net decrease in cash and cash equivalents	(8,593)	**(6,319)**	**(58,985)**
Cash and cash equivalents at beginning	27,227	**31,391**	**293,018**
Cash and cash equivalents at end	¥ 18,634	¥ **25,072**	$ *234,033*

(3) Segment Information

The business segment information for the Company and its consolidated subsidiaries for the three months ended December 31, 2002 and 2003 is outlined as follows:

Millions of yen

Three months ended December 31, 2003	Information Technology Services	Technical Support Services	Total	Eliminations	Consolidated
Sales to external customers	¥ **34,136**	¥ **12,669**	¥ **46,805**	¥ **-**	¥ **46,805**
Intersegment sales and transfers	**153**	**238**	**391**	**(391)**	**-**
Total sales	**34,289**	**12,907**	**47,196**	**(391)**	**46,805**

Millions of yen

Three months ended December 31, 2002	Information Technology Services	Technical Support Services	Total	Eliminations	Consolidated
Sales to external customers	¥ 32,753	¥ 12,583	¥ 45,336	¥ -	¥ 45,336
Intersegment sales and transfers	183	170	353	(353)	-
Total sales	32,936	12,753	45,689	(353)	45,336

Thousands of US dollars

Three months ended December 31, 2003	*Information Technology Services*	*Technical Support Services*	*Total*	*Eliminations*	*Consolidated*
Sales to external customers	*$ 318,641*	*$ 118,258*	*$ 436,899*	*$ -*	*$ 436,899*
Intersegment sales and transfers	*1,428*	*2,222*	*3,650*	*(3,650)*	*-*
Total sales	*320,069*	*120,480*	*440,549*	*(3,650)*	*436,899*

Basis of Segmentation:

(1) Business segments are divided into categories based on the structure adopted for internal management purposes.

(2) Major services in each business segment:

Information Technology Services: Systems planning, systems implementation, systems operation, sales of systems equipment and related goods, sales of products developed internally, provision of human resources including temporary workers, and software development.

Technical Support Services: Installation and maintenance of hardware, maintenance of software equipment, etc., and maintenance services for related software.

Supplementary Information

Financial Highlights

January 29, 2004
Fujitsu Support and Service Inc.

[First 3 quarters]

(Billions of yen)



Operating income(right)
Net income(right)
Net sales(left)
145.3
144.5
150.5
4.3
1.6
4.7
1.7
2.7
0.3
FY2001
FY2002
FY2003

〈First 3 quarters of fiscal year〉

(Billions of yen) (Millions of US dollars)

	FY2001	FY2002		FY2003		FY2003
Nine months ended December 31,	2001	2002		2003		2003
	Results	Results	Change	Results	Change	Results
Technical Consultation & Services	56.8	56.4	(0.6%)	57.4	1.8%	535.9
General Products Distribution	49.2	47.8	(2.8%)	55.1	15.3%	514.6
Information Technology Services	106.0	104.2	(1.6%)	112.5	8.0%	1,050.5
Technical Support Services	40.0	41.3	3.3%	39.2	(4.9%)	366.3
Net sales	145.3	144.5	(0.5%)	150.5	4.2%	1,405.2
Operating income	4.3	4.7	11.1%	2.7	(42.1%)	25.6
Net income	1.6	1.7	8.1%	0.3	(80.7%)	3.0
Operating income margin	2.9%	3.3%	0.4%	1.8%	(1.5%)	1.8%

[4th quarter]

(Billions of yen)



Operating income(right)
Net income(right)
Net sales(left)
76.2
76.2
81.5
6.8
3.4
6.8
3.3
8.1
4.1
FY2001
FY2002
FY2003(Forecast)

〈4th quarter of fiscal year〉

(Billions of yen) (Millions of US dollars)

	FY2001	FY2002		FY2003		FY2003
Three months ended March 31,	2002	2003		2004		2004
	Results	Results	Change	Forecast	Change	Forecast
Technical Consultation & Services	29.7	27.4	(7.9%)	31.7	15.8%	295.8
General Products Distribution	32.1	35.6	10.7%	38.0	6.7%	354.4
Information Technology Services	61.8	63.0	1.8%	69.7	10.7%	650.2
Technical Support Services	14.6	13.7	(6.2%)	12.8	(7.1%)	119.1
Net sales	76.2	76.2	(0.1%)	81.5	6.9%	760.4
Operating income	6.8	6.8	(0.7%)	8.1	18.4%	75.2
Net income	3.4	3.3	(1.6%)	4.1	22.0%	38.1
Operating income margin	9.0%	8.9%	(0.1%)	9.9%	1.0%	9.9%

[Fiscal year]

(Billions of yen)



Operating income(right)
Net income(right)
Net sales(left)
221.5
220.7
232.0
11.1
5.0
11.5
5.0
10.8
4.4
FY2001
FY2002
FY2003(Forecast)

〈Fiscal year〉

(Billions of yen) (Millions of US dollars)

	FY2001	FY2002		FY2003		FY2003
Years ended March 31,	2002	2003		2004		2004
	Results	Results	Change	Forecast	Change	Forecast
Technical Consultation & Services	86.5	83.8	(3.1%)	89.1	6.4%	831.7
General Products Distribution	81.3	83.4	2.5%	93.1	11.6%	869.0
Information Technology Services	167.8	167.2	(0.4%)	182.2	9.0%	1,700.7
Technical Support Services	54.6	55.0	0.8%	52.0	(5.4%)	485.4
Net sales	221.5	220.7	(0.4%)	232.0	5.1%	2,165.6
Operating income	11.1	11.5	3.8%	10.8	(6.4%)	100.8
Net income	5.0	5.0	1.4%	4.4	(12.4%)	41.1
Operating income margin	5.0%	5.2%	0.2%	4.7%	(0.5%)	4.7%

Note1) The total of segment sales does not equal the corporate total due to the omission of inter-segment sales eliminations presentation.
Note2) The US dollar amounts included herein represent translations using the approximate exchange rate on December 31, 2003 of ¥107.13=US$1.00, solely for the readers' convenience.

Supplementary Information

Digest of Consolidated Results

January 29, 2004
Fujitsu Support and Service Inc.

1. Sales Orders and Net Sales

Three Quarters and Full Year Results and Forecast

Three Quarters

1) Sales Orders

(Millions of yen and Thousands of US dollars)

Nine months ended December 31,	2001	2002		2003		
	(Results)	(Results)	Change(%)	**(Results)**	Change(%)	***(Results)***
Net sales orders	¥ 149,514	¥ 157,252	5.2	¥ **177,259**	12.7	*$ 1,654,616*
Information Technology Services	109,720	116,911	6.6	**139,611**	19.4	*1,303,192*
Technical Support Services	40,459	41,380	2.3	**38,804**	(6.2)	*362,215*
Eliminations	(665)	(1,039)	-	**(1,156)**	-	*(10,791)*
Sales orders in hand	¥ 45,491	¥ 51,883	14.1	¥ **72,568**	39.9	*$ 677,383*

2) Net Sales

(Millions of yen and Thousands of US dollars)

Nine months ended December 31,	2001	2002		2003		
	(Results)	(Results)	Change(%)	**(Results)**	Change(%)	***(Results)***
Net sales	¥ 145,260	¥ 144,476	(0.5)	¥ **150,540**	4.2	*$ 1,405,209*
Information Technology Services	105,972	104,240	(1.6)	**112,541**	8.0	*1,050,509*
Technical Consultation & Services	56,746	56,414	(0.6)	**57,407**	1.8	*535,863*
General Products Distribution	49,226	47,831	(2.8)	**55,135**	15.3	*514,655*
Eliminations	-	(5)	-	**(1)**	-	*(9)*
Technical Support Services	39,946	41,262	3.3	**39,239**	(4.9)	*366,275*
Eliminations	(658)	(1,026)	-	**(1,240)**	-	*(11,575)*

Fiscal Year

1) Sales Order

(Millions of yen and Thousands of US dollars)

Years ended March 31,	2002	2003		2004		
	(Results)	(Results)	Change(%)	**(Forecast)**	Change(%)	***(Forecast)***
Net sales orders	¥ 219,397	¥ 227,437	3.7	¥ **248,200**	9.1	*$ 2,316,811*
Information Technology Services	166,413	175,605	5.5	**199,200**	13.4	*1,859,423*
Technical Support Services	53,820	53,355	(0.9)	**51,100**	(4.2)	*476,991*
Eliminations	(836)	(1,523)	-	**(2,100)**	-	*(19,603)*
Sales orders in hand	¥ 39,107	¥ 45,848	17.2	¥ **62,000**	35.2	*$ 578,736*

2) Net Sales

(Millions of yen and Thousands of US dollars)

Years ended March 31,	2002	2003		2004		
	(Results)	(Results)	Change(%)	**(Forecast)**	Change(%)	***(Forecast)***
Net Sales	¥ 221,528	¥ 220,696	(0.4)	¥ **232,000**	5.1	*$ 2,165,593*
Information Technology Services	167,803	167,187	(0.4)	**182,200**	9.0	*1,700,737*
Technical Consultation & Services	86,449	83,784	(3.1)	**89,105**	6.4	*831,746*
General Products Distribution	81,354	83,408	2.5	**93,100**	11.6	*869,038*
Eliminations	-	(5)	-	**(5)**	-	*(47)*
Technical Support Services	54,581	54,993	0.8	**52,000**	(5.4)	*485,392*
Eliminations	(856)	(1,484)	-	**(2,200)**	-	*(20,536)*

Quarterly Results and Forecast

1st Quarter

1) Sales Orders

(Millions of yen and Thousands of US dollars)

Three months ended June 30,	2001	2002		2003		
	(Results)	(Results)	Change(%)	(Results)	Change(%)	*(Results)*
Net sales orders	¥ 45,920	¥ 51,920	13.1	¥ 56,472	8.8	*$ 527,135*
Information Technology Services	29,350	33,746	15.0	39,939	18.3	*372,809*
Technical Support Services	16,700	18,403	10.2	16,904	(8.1)	*157,790*
Eliminations	(130)	(229)	-	(371)	-	*(3,464)*
Sales orders in hand	¥ 49,205	¥ 51,712	5.1	¥ 61,089	18.1	*$ 570,232*

2) Net Sales

(Millions of yen and Thousands of US dollars)

Three months ended June 30,	2001	2002		2003		
	(Results)	(Results)	Change(%)	(Results)	Change(%)	*(Results)*
Net sales	¥ 37,952	¥ 39,316	3.6	¥ 41,231	4.9	*$ 384,869*
Information Technology Services	25,550	26,051	2.0	29,183	12.0	*272,407*
Technical Consultation & Services	15,124	15,532	2.7	16,509	6.3	*154,102*
General Products Distribution	10,426	10,522	0.9	12,674	20.5	*118,305*
Eliminations	-	(3)	-	(0)	-	*(0)*
Technical Support Services	12,518	13,539	8.2	12,404	(8.4)	*115,785*
Eliminations	(116)	(274)	-	(356)	-	*(3,323)*

2nd Quarter

1) Sales Orders

(Millions of yen and Thousands of US dollars)

Three months ended September 30,	2001	2002		2003		
	(Results)	(Results)	Change(%)	(Results)	Change(%)	*(Results)*
Net sales orders	¥ 55,433	¥ 55,518	0.2	¥ 66,412	19.6	*$ 619,920*
Information Technology Services	43,610	44,895	2.9	56,275	25.4	*525,297*
Technical Support Services	12,194	11,011	(9.7)	10,546	(4.2)	*98,441*
Eliminations	(371)	(388)	-	(409)	-	*(3,818)*
Sales orders in hand	¥ 40,937	¥ 47,405	15.8	¥ 64,997	37.1	*$ 606,711*

2) Net Sales

(Millions of yen and Thousands of US dollars)

Three months ended September 30,	2001	2002		2003		
	(Results)	(Results)	Change(%)	(Results)	Change(%)	*(Results)*
Net sales	¥ 63,702	¥ 59,824	(6.1)	¥ 62,504	4.5	*$ 583,441*
Information Technology Services	49,568	45,253	(8.7)	49,069	8.4	*458,033*
Technical Consultation & Services	24,827	23,325	(6.1)	22,839	(2.1)	*213,190*
General Products Distribution	24,741	21,930	(11.4)	26,231	19.6	*244,852*
Eliminations	-	(2)	-	(1)	-	*(9)*
Technical Support Services	14,508	14,970	3.2	13,928	(7.0)	*130,010*
Eliminations	(374)	(399)	-	(493)	-	*(4,602)*

3rd Quarter

1) Sales Orders

(Millions of yen and Thousands of U.S. dollars)

Three months ended December 31,	2001	2002		2003		
	(Results)	(Results)	Change(%)	**(Results)**	Change(%)	***(Results)***
Net sales orders	¥ 48,161	¥ 49,814	3.4	**¥ 54,375**	9.2	***$ 507,561***
Information Technology Services	36,760	38,270	4.1	**43,397**	13.4	***405,086***
Technical Support Services	11,565	11,966	3.5	**11,354**	(5.1)	***105,984***
Eliminations	(164)	(422)	-	**(376)**	-	***(3,509)***
Sales orders in hand	¥ 45,491	¥ 51,883	14.1	**¥ 72,568**	39.9	***$ 677,383***

2) Net Sales

(Millions of yen and Thousands of U.S. dollars)

Three months ended December 31,	2001	2002		2003		
	(Results)	(Results)	Change(%)	**(Results)**	Change(%)	***(Results)***
Net sales	¥ 43,606	¥ 45,336	4.0	**¥ 46,805**	3.2	***$ 436,899***
Information Technology Services	30,854	32,936	6.7	**34,289**	4.1	***320,069***
Technical Consultation & Services	16,795	17,557	4.5	**18,059**	2.9	***168,571***
General Products Distribution	14,059	15,379	9.4	**16,230**	5.5	***151,498***
Eliminations	-	(0)	-	**(0)**	-	*(0)*
Technical Support Services	12,920	12,753	(1.3)	**12,907**	1.2	***120,480***
Eliminations	(168)	(353)	-	**(391)**	-	*(3,650)*

4th Quarter

1) Sales Orders

(Millions of yen and Thousands of U.S. dollars)

Three months ended March 31,	2002	2003		2004		
	(Results)	(Results)	Change(%)	**(Forecast)**	Change(%)	***(Forecast)***
Net sales orders	¥ 69,883	¥ 70,185	0.4	**¥ 70,941**	1.1	***$ 662,195***
Information Technology Services	56,693	58,694	3.5	**59,589**	1.5	***556,231***
Technical Support Services	13,361	11,975	(10.4)	**12,296**	2.7	***114,776***
Eliminations	(171)	(484)	-	**(944)**	-	***(8,812)***
Sales orders in hand	¥ 39,107	¥ 45,848	17.2	**¥ 62,000**	35.2	***$ 578,736***

2) Net Sales

(Millions of yen and Thousands of U.S. dollars)

Three months ended March 31,	2002	2003		2004		
	(Results)	(Results)	Change(%)	**(Forecast)**	Change(%)	***(Forecast)***
Net sales	¥ 76,268	¥ 76,220	(0.1)	**¥ 81,460**	6.9	***$ 760,384***
Information Technology Services	61,831	62,947	1.8	**69,659**	10.7	***650,228***
Technical Consultation & Services	29,703	27,370	(7.9)	**31,698**	15.8	***295,883***
General Products Distribution	32,128	35,577	10.7	**37,965**	6.7	***354,383***
Eliminations	-	(0)	-	**(4)**	-	*(38)*
Technical Support Services	14,635	13,731	(6.2)	**12,761**	(7.1)	***119,117***
Eliminations	(198)	(458)	-	**(960)**	-	***(8,961)***

2. Personnel

Three Quarters

(Persons)

Nine months ended December 31,	2001	2002		**2003***	
	(Results)	(Results)	Change	**(Results)**	Change
Number of Employees at end	5,140	5,308	168	**5,525**	217
New employees (recent graduates)	163	188	25	**179**	(9)
New employees (lateral hires)	89	109	20	**207**	98

Full Year

(Persons)

Years ended March 31,	2002	2003		**2004**	
	(Results)	(Results)	Change	**(Forecast)**	Change
Number of Employees at end	5,126	5,275	149	**5,500**	225
New employees (recent graduates)	163	188	25	**179**	(9)
New employees (lateral hires)	106	121	15	**230**	109

*Employees laterally hired for the nine months ended December 31, 2003 included 58 employees hired by Fsas Techno Hokuriku Inc. established in October 2003.